Kaman Corporation (the "Corporation") hereby submits this redacted version of its response letter pursuant to a separate confidential treatment request made to the Commission's Office of Freedom of Information Act and Privacy Operations under the Commission's Rule 83, 17 C.F.R. § 200.83.  Pursuant to the Corporation's Rule 83 request, certain confidential portions of this version of the response letter have been omitted.  The confidential portions are marked below as follows:  [****] = confidential material omitted.  An unredacted version of this response letter is also being submitted separately to the staff of the Commission's Division of Corporation Finance to the attention of Mr. Rufus Decker, Accounting Branch Chief.

June 12, 2007

Via Facsimile (202-772-9368) & Federal Express

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-0510

FOR COMMISSION USE ONLY

RE:         SEC Letter dated April 4, 2007 (received April 13, 2007)
Re: Form 10-K for the fiscal year ended December 31, 2006
File No. 0-1093

Dear Mr. Decker:

As a follow up to the phone conversation we had with you on June 1, 2007, we are providing additional information as an addendum to our last response letter dated May 10, 2007 to provide you with more complete information regarding how our CODM views the Aerospace segment when making decisions about the allocation of resources and the additional role Mr. Kuhn, our CEO, serves for that segment.

How The CODM Allocates Resources
The CODM looks at the units comprising the Aerospace segment together as the company's "Aerospace business".The CODM makes resource allocation and program decisions based on overall conditions in the Aerospace market and the impact of those decisions on our overall Aerospace business rather than on the basis of individual operating unit gross margins. This is true whether the investment being considered involves new programs, product development or infrastructure improvements.

Because the CODM bases decisions upon expectations as to the impact they will have on the overall results of the Aerospace segment, [****].  For this reason, [****].

The CODM reviews and assesses [****]. When reviewing this information, the CODM [****]. The CODM also focuses on [****]. This is because [****].

Mr. Rufus Decker
June 12, 2007

Below are examples of how the CODM’s decisions related to resource allocation can [****].

1.	Bid/Review Process - The company has several policies in place which mandate CODM approval of significant investments. [****].

An example of this is [****].

2.	Major Expenditures– Also requiring CODM approval are “Capital Expenditures” and “Special Expenditures” exceeding specified limits [****].

[****].

3.	Shared Services– The Aerospace segment also shares certain highly skilled unique services [****].

Mr. Rufus Decker
June 12, 2007

Mr. Kuhn’s Additional Role as Aerospace Segment Manager
Mr. Kuhn reviews additional operating unit financial information because he has also been acting as the overall Aerospace segment manager since the realignment of the divisions in 2005.  He undertook that role because [****].  As Aerospace segment manager, Mr. Kuhn has been provided with more detailed information about the financial performance of the individual operating segments than would be required if his role were limited to that of the CODM.

The Company’s Industrial Distribution and Music Segments
During our phone conversation you requested that we provide additional information regarding why we believe that our Industrial Distribution and Music segments are each one reporting segment. [****].

How the Company Assessed the Aerospace Segment
In conjunction with the Aerospace realignment in 2005, the company made an assessment regarding reportable segments based on the accounting guidance.  Since then we have periodically updated our assessment and reached the same conclusion regarding reportable segments.  The company believes that it has correctly interpreted the provisions of SFAS 131, and that our conclusion with respect to segment reporting was consistent with the spirit and intent of SFAS 131.  It is our hope that upon reading the additional information contained in this letter, you will agree with our conclusion.

The company believes that we have provided disclosures and information about the segments of our enterprise relative to the different types of business activities in which we engage and the different economic environments in which we operate sufficient to provide readers of our financial information with an understanding of our performance “through the eyes of management”. These disclosures and information are consistent with what we have discussed in the preceding paragraphs as to how the CODM views the businesses.

A detailed discussion of key programs that may have an impact on the company is included in the MD&A and the consolidated financial statement footnotes. Our discussion of significant Aerospace segment matters such as accrued contract losses, acquisitions by division, warranty matters, contract issues (e.g., Australia), large investments in accounts receivable and inventory (e.g., Australia and K-MAX) and idle facility charges include specific identification of which subsidiary/division is impacted.  Furthermore, the disaggregation of the Aerospace segment into separate reporting segments would have no impact on our consolidated financial position or results of operations and cash flows.

Mr. Rufus Decker
June 12, 2007

The company and the SEC have the mutual goal of providing transparent and meaningful information to our investors and readers of our financial statements.  We believe that we have in the past provided this level of information and intend to continue to do so in future filings.

The company believes that we have made a reasonable assessment of the guidance and have aggregated our Aerospace operating units into one reporting segment appropriately. [****].

If [****].

*****************

Once again, thank you for your comments. If you have any questions, please feel free to call me directly at 860.243.6329.

Sincerely,
/s/ Robert M. Garneau
Robert M. Garneau
Executive Vice President and CFO
Kaman Corporation

cc: Jeffrey Gordon, Staff Accountant